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FEB 28 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belmont Partners Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Main Street, P.O. Box 393
(No. and Street)

Washington (City) VA (State) 22747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thorpe & Helsley, PLLC
(Name – *if individual, state last, first, middle name*)

220 Culpeper ST, Suite 102 (Address) Warrenton (City), VA (State) 20186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph J. Meuse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belmont Partners Securities, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director
Title

Notary Public 137224

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELMONT PARTNERS SECURITIES, INC.

Washington, Virginia

FINANCIAL STATEMENTS

Year Ended December 31, 2007

CONTENTS

THORPE & HELSLEY PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder of
Belmont Partners Securities, Inc.

We have audited the accompanying statement of financial condition of Belmont Partners Securities, Inc. (the "Company") as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rosewood Securities, Inc. as of December 31, 2007 and the results of its operations and its cash flows for year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thorpe & Helsley, PLLC

Warrenton, Virginia
February 22, 2008

220 Culpeper Street, Suite 102 • Warrenton, VA 20186
(540) 347-6004 phone • (540) 347-5505 fax

2741 Old Valley Pike • New Market, VA 22844
(540) 740-8238 phone • (540) 740-2609 fax

BELMONT PARTNERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	48,808
Accounts Receivable		1,485
Prepaid Expenses		1,159
Other Assets		1,106
Total Assets	$	52,558

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts Payable		20,036
Other Liabilites		9,907
Total Liabilities		29,943
Shareholder's Equity		
Common Stock, No Par Value, 200 Shares Authorized, Issued and Outstanding		7,500
Additional Paid-in-Capital		106,012
Accumulated Deficit		(90,897)
Total Shareholder's Equity		22,615
Total Liabilities and Shareholder's Equity	$	52,558

See Notes to Financial Statements

BELMONT PARTNERS SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2007

Revenue	$ -
Expenses	
Bank Service Charges	85
Consulting	62,611
Dues & Subscriptions	155
Education	315
Insurance	354
Legal and Professional Fees	25,869
Licenses & Permits	418
Office Expense	316
Postage & Delivery	136
Regulatory Fees	6,630
Rent	6,000
Taxes	716
Travel & Entertainment	500
Total Expenses	104,105
Net Operating Loss	(104,105)
Other Income & Expenses	
Special Member Payment	35,000
Net Loss	$ (69,105)

See Notes to Financial Statements

BELMONT PARTNERS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year Ended December 31, 2007

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance, January 1, 2007	$ 7,500	$ 21,812	$ (21,792)	$ 7,520
Capital Contributed	-	109,200	-	109,200
Distributions	-	(25,000)	-	(25,000)
Net Loss	-	-	(69,105)	(69,105)
Balance, December 31, 2007	$ 7,500	$ 106,012	$ (90,897)	$ 22,615

See Notes to Financial Statements

BELMONT PARTNERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(69,105)
Increase in Operating Assets:		
Accounts Receivable		(1,485)
Prepaid Expenses		(437)
Other Assets		(1,106)
Increase in Operating Liabilities:		
Accounts Payable		20,036
Accrued Liabilities		7,407
Net Cash Used in Operating Activites		(44,690)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions		109,200
Distributions		(25,000)
Net Cash Provided by Financing Activities		84,200
Increase in Cash		39,510
CASH, beginning of year		9,298
CASH, end of year	$	48,808

See Notes to Financial Statements

BELMONT PARTNERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Nature of Business

Belmont Partners Securities, Inc. (formerly known as Rosewood Securities, Inc.) was incorporated in the State of Delaware on November 26, 1996. Belmont Partners Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in consulting private companies that are going public, as well as merger and acquisition and consulting services to select small and middle market companies.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Net Capital

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the company had net capital of $18,865, which was $13,865 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.59 to 1.

Note 4. Income Taxes

The Company has elected to be taxed as an S Corporation for Federal and Virginia purposes whereby, the income of the Company is taxed directly to its shareholder.

Note 5. Related Party Transactions

The sole shareholder of the Company is also the sole shareholder of Belmont Partners, LLC. The two companies share certain expenses. As of December 31, 2007, Belmont Partners, LLC owes the Company $1,485 and the Company owes Belmont Partners, LLC $5,534.

Effective January 1, 2008, the Company entered into a management agreement with Belmont Partners, LLC to pay a monthly management fee mutually agreed upon to cover personnel and project expenses, including rent of $500 per month. The agreement is for a period of twelve months, and shall be extended for successive one year periods, unless canceled by either party.

Note 6. Special Member Payment

During 2007, the Company received a one-time special member payment of $35,000 paid to each NASD-member firm in recognition of anticipated cost savings from the consolidation of NASD and NYSE Group, Inc.

BELMONT PARTNERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Total Shareholder's Equity as of December 31, 2007	$ 22,615
Less: Non Allowable Assets	3,750
Net Capital	$ 18,865
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 13,865
Total Aggregate Indebtedness	$ 29,943
Percentage of Aggregate Indebtedness to Net Capital	1.59 : 1
RECONCILIATION WITH UNAUDITED PART IIA FILING	
Total unaudited Shareholder's Equity previously reported	$ 28,682
Adjustment to include additional accounts payable	(6,067)
Total audited Shareholder's Equity	$ 22,615

BELMONT PARTNERS SECURITIES, INC.

COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15c3-3
December 31, 2007

Exemption claimed under Rule 15c3-3(k)(2)(i)

THORPE & HELSLEY PLLC

Supplementary Report of Independent Auditors On Internal Control Required by SEC Rule 17a-5 Of the Securities Exchange Act of 1934

The Board of Directors and Shareholder of
Belmont Partners Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Belmont Partners Securities, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

220 Culpeper Street, Suite 102 ∘ Warrenton, VA 20186
(540) 347-6004 phone ∘ (540) 347-5505 fax

2741 Old Valley Pike ∘ New Market, VA 22844
(540) 740-8238 phone ∘ (540) 740-2609 fax

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no maters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use by The Board of Directors management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Thorpe + Helsley, PLLC

Warrenton, Virginia
February 22, 2008

END